

Gene Lowenthal · 3rd

Retired

Austin, Texas, United States · Contact info

238 connections

🔒 Message | More

None

Activity
238 followers

+ Follow

Gene hasn't posted lately
Gene's recent posts and comments will be displayed here.

Show all activity →

Experience

Retired
None

Vice President
Growth Capital Partners
Oct 2002 – Dec 2012 · 10 yrs 3 mos

Skills

Start-ups
Endorsed by Aruni Gunasegaram and 8 others who are highly skilled at this
26 endorsements

Venture Capital
21 endorsements

Business Strategy
20 endorsements

Show all 20 skills →

Recommendations

Received   Given

Nothing to see for now
Recommendations that Gene receives will appear here.